EXHIBIT 10.1

                              EMPLOYMENT AGREEMENT


     THIS EMPLOYMENT AGREEMENT (the "Agreement") is made and entered into effective this ____ day of April 2000, by and between Natalie Schramm (hereinafter referred to as "Employee") and Peninsula Gaming Company, LLC, a Delaware limited liability company (hereinafter referred to as "Employer").

     WHEREAS, the Employer and the Employee desire to enter into an employment agreement on the terms and conditions hereinafter provided.

     NOW, THEREFORE, in consideration of the promises made in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties, the parties agrees as follows:

     1. TERM OF AGREEMENT. The term of the Agreement shall be for a three (3) year period commencing April 1, 2000 through March 31, 2003 (the "Initial Term"). This Agreement shall automatically renew and continue for successive one-year terms commencing at the end of the Initial Term and every year thereafter, unless either party gives the other party written notice of the party's intention not to renew this Agreement for a further one-year term at least thirty (30) days prior to the expiration of a term, unless terminated by agreement of the parties or pursuant to Section 2 of this Agreement (the Initial Term, together with any subsequent renewal period, hereinafter referred to as the "Term").

     2. TERMINATION. This Agreement may be terminated at any time before any expiration date by the agreement of the parties, and may be terminated by Employee upon ninety (90) days advance written notice to the Chief Executive Officer or the General Manager of the Employer. In the event that this Agreement is terminated by Employee upon ninety (90) days advance written notice, Employee shall be entitled to continue receiving her regular salary for so long as Employee is permitted to and actually continues to render services to Employer during the ninety (90) day period following such notice. If Employee is directed by Employer to cease work prior to expiration of the ninety (90) day period, Employee shall nevertheless be entitled to receive her regular salary for the ninety (90) day period. In addition, this Agreement may be terminated by the Employer immediately upon the occurrence of any of the following events: (a) Employee's death, (b) Employee becoming physically or mentally disabled (a "Disability"), which Disability renders Employee unable to perform, as certified by a mutually agreeable competent medical physician, a substantial portion of Employee's duties hereunder for a continuous period of sixty (60) days or a total of ninety (90) days in any three hundred sixty-five (365) day period, (c) Employee's commission of an act of embezzlement, fraud, misappropriation against the Employer, (d) Employee's conviction of, or entry of a plea of guilty or nolo contendere or its equivalent of, a felony, (e) Employee's continued neglect or failure to discharge Employee's duties or responsibilities or the repeated taking of any action prohibited by Employee's immediate supervisor, the managing member or the board of managers of the Employer materially affecting the fundamental operating results of the Employer, or Employee's engagement of conduct injurious to the Employer or having an adverse effect on the Employer's


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reputation  or  business  operations,  all of which  threatens  or is  likely to threaten  the  licensed  status  of  the  Employee  or  the  Employer,  (f)  the
revocation,   suspension   for  more  than  thirty  (30)  days,   or   voluntary
relinquishment of any gaming license necessary for the performance of Employee's duties hereunder, or (g) Employee's breach or violation of any material term or material provision of this Agreement; provided, however, that, in the case of clauses (e), (f) and (g) of this Section 2, Employee shall be entitled to thirty
(30) days notice of termination, during which thirty (30) day period Employee shall have the right to remedy any such breach or default, but in no event will Employee be entitled to more than one thirty (30) day notice for breach of violation of the same offense; subsequent commission of the same offense shall warrant immediate termination. In the event of a termination of this Agreement by Employer, other than for violation or breach of subparagraphs (a), (b), (c),
(d), (e), (f) or (g) or this paragraph, during any Term of the Agreement, Employee shall be entitled to receive as severance pay the greater of (a) the balance of base compensation due to Employee for the remainder of the Term, or
(b) six month's compensation, which payments shall be made as they would otherwise have become due under the payroll schedule of Employer. Employee shall also be entitled to receive a prorated share of the cash bonus to which Employee otherwise would be entitled had Employee's employment continued to the end of the Term, as provided in paragraph 4(a).

     3. DUTIES. Employee shall carry out the duties and responsibilities generally as identified as the Assistant General Manager of the Employer, consistent with the terms of the Position Description appended to the Agreement as Exhibit A and which may be amended from time to time, consistent with the above-defined general responsibilities by the Employer's Chief Executive Officer. Employer acknowledges and agrees that Employee, in her sole discretion, shall set the time period, number of hours and location that Employee works in carrying out her duties as the Assistant General Manager under this Agreement. Employer further acknowledges and agrees that Employee may provide consulting and other services to third parties, provided such services do not significantly interfere with the performance of Employee's duties as Assistant General Manager under this Agreement, and further provided such services would not result in a breach by Employee of the non-competition or non-disclosure agreements set forth in Section 8 of this Agreement.

     4. COMPENSATION AND BENEFITS.

          a. Employee shall be paid by Employer (i) as compensation for her services for the 2000 calendar year the base annual salary of One Hundred Twenty Five Thousand Dollars ($125,000). Employee's base annual salary shall be reviewed on an annual basis and adjusted upward annually by not less than five percent (5%) of the prior year's compensation. In addition to the base salary, upon completion of each year of service with the Employer, Employee shall be entitled to receive a cash bonus payable by the Employer based on Employee's performance during the previous employment year, which shall be consistent with the bonus plan in place for department directors of the Employer. If this Agreement is terminated prior to completion of any Term, EMPLOYEE shall be eligible for a prorated bonus at termination.

          b. To the extent not inconsistent with Employee's status as a salaried employee under a continuing contract, Employee shall be entitled to all benefits accorded


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     full  time  employees  of  Employer  in  accordance  with the  terms of the
     Employer's personnel policies.

     5. CONSULTING OPTION. Until the expiration or termination of this Agreement, at the time of and at any time after the Employer has a change of General Manager or Chief Operating Officer from Jerome Grippe, the current General Manager of Employer, Employee shall have the option to convert the employment arrangement contemplated by this Agreement into a nonexclusive consulting arrangement or maintain the existing employment agreement. Employee shall provide Employer with thirty (30) days prior written notice of Employee's intent to exercise the option. If the option is exercised by Employee, Employee agrees to, at the request of Employer, act as a consultant with respect to the Employer's excursion boat gambling business at Dubuque, Iowa during the remaining Term of the Agreement (the "Consulting Services"), consistent with the Employee's availability and knowledge. In consideration of any Consulting Services to be provided by Employee hereunder, and in lieu of the compensation pursuant to Section 4 hereof, Employer shall pay Employee a consulting fee of 50% of Employee's base salary per annum for the first year and 40% of Employee's base salary per annum thereafter for each year in which Employee is engaged as a consultant, payable in equal quarterly installments at the beginning of each quarter of such year. Employer shall also reimburse and pay Employee for any and all reasonable expenses incurred by Employee in performing the Consulting Services, including, but not limited to, reimbursement of travel expenses in the event that Employee agrees to perform Consulting Services at a location other than Employer's place of business in Dubuque, Iowa. While Employee is engaged as a consultant during the Term of this Agreement, Employee shall (i) be an independent contractor with full power and authority to select the means, manner and method of performing the Consulting Services without direction or control of Employer, (ii) not be an agent or employee of the Employer, (iii) have no right or power to bind the Employer under any agreement or to transact any business or make any representations or promises in the Employer's name or on its behalf, except insofar as she is expressly authorized to do so in writing by the Employer, and (iv) continue to be bound by the provisions of paragraph 8(c)(1) below. In her capacity as a consultant hereunder, Employee shall be entitled during the Term to provide consulting services to other persons or entities that are not directly competing with the Employer, engaged in the casino or gaming business located within a 50 mile radius of Dubuque, Iowa.

     6. SALE OF EMPLOYER'S BUSINESS. In the event the controlling interest in the Employer or substantially all of the Employer's assets and operations are transferred or sold and the sale or transfer is closed at any time during the Term of this Agreement, Employee shall receive at the time of closing as severance pay an amount equal to twelve (12) months' base salary. This paragraph shall not be applicable so long as the transfer is to or for the benefit of Brent Stevens or so long as Brent Stevens remains as Managing Member and/or CEO of the Employer.

     7. INDEMNIFICATION. Employer shall indemnify, defend and hold and save Employee, her heirs, administrators or executors and each of them harmless from any and all actions and causes of action, claims, demand, liabilities, losses, damages or expenses, of whatsoever kind and nature, including judgments, interest and reasonable attorney's fees and all other reasonable costs, expenses and charges which Employee, her heirs, administrators or



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executors  and  each of them  shall  or may at any  time or from  time to  time, subsequent to the effective date of this Agreement, sustain or incur, or become subject to by reason of any claim or claims against Employee, her heirs, administrators or executors and each of them while acting within the scope of her employment, except for gross negligence, misconduct or criminal acts or omissions on the part of the Employee, and provided that Employee, her heirs, administrators or executors or one of them properly and promptly notifies Employer of adverse claims or threatened or actual lawsuits. Employee, her heirs, administrators or executors as appropriate, shall provide complete cooperation to Employer, its attorneys and agents in such case to the extent possible.

     8. NON-COMPETITION AGREEMENT.

          a. Both parties acknowledge that the Employee's position is one of considerable responsibility and requires considerable training, relationships and contacts with customers, clients and potential customers and clients, and experience that it will take a substantial amount of Employer's time to replace an employee who has received such training, relationships, contacts and experience as are typically afforded by Employer; and

          b. As a condition of employment and continued employment of Employee by Employer, the parties mutually agree that confidentiality of material matters is required in connection with the business of Employer and in connection with the operations and the names of Employer's customers and clients, and that accordingly, it is vital that Employer be protected from direct or indirect competition from key employees whose employment might be terminated by or from Employer, said protection required during employment and for a reasonable period of time after termination thereof.

          c. It is hereby agreed by and between the parties that, as a part of the valuable consideration of the employment and continued employment of Employee by Employer:

               (1) That Employee shall treat and keep secret all material matters relating directly or indirectly to the business of Employer, including but not limited to, the content of all manuals, memoranda, production, marketing, promotional and training materials, financial statements, sales and operations records, business methods, systems and forms, production records, billing rates, cost rates, employee salaries and work histories, customer and client lists, mailing lists, processes, inventions, formulas, job production and cost records, special terms with customers and clients or any other material information relative to the past, present or prospective customers and operations as completely confidential information entrusted to her solely for use in her capacity as an employee of Employer. Employee further agrees not to keep and/or use any papers, records, or any information whatsoever relative to any of the matters referred to in the preceding sentence, nor shall Employee furnish, make available or otherwise divulge such information to any person during or after her



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          employment  by Employer,  unless  specifically  instructed to do so in writing signed by the Chief Executive Officer of Employer.

               (2) That if for any reason Employee shall voluntarily or involuntarily terminate her employment or Employer shall terminate Employee, it is specifically agreed and understood that Employee, for a period of one (1) year from the date of termination, shall not, within a radius of fifty (50) miles of Dubuque, Iowa (the "Territory"), directly or indirectly engage in, be interested in, or in any manner whatsoever be connected with any casino located within the Territory.

               (3) That if for any reason Employee shall voluntarily or involuntarily terminate her employment or Employer shall terminate Employee, it is specifically agreed and understood that Employee, for a period of one (1) year from the date of termination, shall not, directly or indirectly, in any capacity whatsoever, hire or solicit for employment any employee of Employer.

     9. ENTIRE AGREEMENT; SUCCESSORS AND ASSIGNS. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreement between the parties.

     10. AMENDMENTS. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

     11. SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed and enforced as so limited.

     12. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

     13. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of Iowa.

     14. REPRESENTATION. The undersigned persons executing this Agreement for and on behalf of Employer as its sole Managing Member and as its General Manager represent that they are fully authorized to sign this Agreement for and on behalf of Employer, and Employee may rely upon this representation.




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IN WITNESS  WHEREOF,  the parties hereto have executed this Agreement  effective the day and year first above written.

EMPLOYER:                                 EMPLOYEE:
Peninsula Gaming Company, LLC


By   /s/ M. Brent Stevens                     /s/ Natalie Schramm
  ---------------------------------      --------------------------------
      M. Brent Stevens                          Natalie Schramm
      Chief Executive Officer




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